SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Krispy Kreme, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

50101L106
(CUSIP Number)

Joachim Creus
JAB Indulgence B.V.
Piet Heinkade 55
Amsterdam, 1019 GM

The Netherlands
Tel.: +31 202 355 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

December 1, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Indulgence B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,885,435 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,885,435 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,885,435 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.77% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”), of Krispy Kreme, Inc. (the “Company”) that may be deemed to be beneficially owned by JAB Indulgence B.V. (“JAB Indulgence”) after giving effect to the transactions described in Item 4.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Quarterly Report on Form 10-Q (the “Latest Periodic Report”), filed by the Company with the United States Securities and Exchange Commission on November 10, 2021.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,885,435 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,885,435 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,885,435 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.77% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of the shares held by JAB Indulgence since JAB Indulgence is a direct subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D (this “Statement”) nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the Common Stock held by JAB Indulgence for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Investments s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,885,435 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,885,435 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,885,435 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.77% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Investments. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,885,435 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,885,435 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,885,435 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.77% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Joh. A. Benckiser B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,885,435 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,885,435 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,885,435 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.77% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Joh. A. Benckiser B.V. (“Joh. A. Benckiser”) may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Joh. A. Benckiser. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,885,435 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,885,435 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,885,435 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.77% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Agnaten. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
74,885,435 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
74,885,435 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,885,435 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.77% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Lucresca. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,250,735 Shares issued and outstanding as of November 2, 2021, as set forth in the Latest Periodic Report.

EXPLANATORY NOTE

This Amendment No. 4 amends and supplements the prior statement on Schedule 13D as filed on July 16, 2021, as amended by Amendment No. 1 filed on August 31, 2021, Amendment No. 2 filed on September 13, 2021 and Amendment No. 3 filed on November 29, 2021 (as so amended, the “Schedule 13D”), by (i) JAB Indulgence B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Indulgence”), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB Indulgence (“JAB Holdings”), (iii) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (iv) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (v) Joh. A. Benckiser B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Joh. A. Benckiser”), (vi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Agnaten”), and (vii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Lucresca,” and together with JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the “Reporting Persons”). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Share Purchases (see Item 4) were funded using the investment capital of the Reporting Persons. The aggregate amount of funds used for the purchase of Shares in the Share Purchases reported herein was approximately $11.4 million.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Long Swap Arrangement

On December 1, 2021, JAB Holdings entered into a long cash-settled total return equity swap (the “Long Swap”) with BNP Paribas, a copy of which is attached hereto as Exhibit 6, providing for the establishment of long exposure with respect to a notional amount of shares of Common Stock up to 6,500,000 shares in the aggregate, over a term of approximately three years. The timing and amount of the establishment of specific Long Swap positions will be determined based on the initial hedges put in place by BNP Paribas in accordance with certain parameters of the Long Swap.

Under the terms of the Long Swap (i) BNP Paribas will be obligated to pay in cash to JAB Holdings any positive price performance in the Common Stock from the reference price of Common Stock upon the establishment of the applicable Long Swap position (the “Applicable Reference Price”) with respect to the applicable notional amount of shares as of the expiration date of the Long Swap and (ii) JAB Holdings will be obligated to pay in cash to BNP Paribas any negative price performance in the Common Stock from the Applicable Reference Price with respect to the applicable notional amount of shares as of the expiration date of the Long Swap. Any cash dividends received by BNP Paribas on the notional number of shares of Common Stock subject to a Long Swap position during the term thereof will be paid to JAB Holdings.

All balances will be exclusively cash settled at the expiration date of the Long Swap. The Long Swap has a term of approximately three years, although JAB Holdings has the right to terminate and close out the Long Swap during certain specified earlier periods if it so chooses. The Long Swap does not give JAB Holdings direct or indirect voting, investment or dispositive control over any securities of the Company or require BNP Paribas to acquire, hold, vote or dispose of any securities of the Company. Accordingly, JAB Holdings disclaims any beneficial ownership in securities that may be referenced in the Long Swap.

Share Purchases

Between November 29, 2021 and December 1, 2021, JAB Indulgence purchased an aggregate of 799,683 Shares in open market transactions (the “Share Purchases”).

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Subject to the terms of the Investor Rights Agreement (as defined in Item 6 of this Schedule 13D as filed on July 16, 2021) and various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

As disclosed in Amendment No. 2 to this Schedule 13D, it was and continues to be the current intention of the Reporting Persons to acquire from time to time through open market purchases additional shares of Common Stock totaling up to approximately 3% (from the time of such disclosure in Amendment No. 2 to this Schedule 13D) of the Company’s outstanding Common Stock, which acquisitions the Reporting Persons expect to be made in accordance with the provisions of Rule 10b-18. Any such acquisitions, including the timing thereof and the number of shares acquired will depend on the various factors described above, including market conditions for the Company’s Common Stock.

Without limiting the foregoing, from time to time the Reporting Persons may, or may cause their affiliates to, acquire, dispose of or continue to hold shares of Common Stock or other securities of the Company (including any combination or derivative thereof).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b)  JAB Indulgence beneficially owns 74,885,435 Shares after giving effect to the Share Purchases, which represents 44.77% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Quarterly Report on Form 10-Q (the “Latest Periodic Report”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2021.

Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the 74,885,435 Shares beneficially owned by JAB Indulgence. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 74,885,435 Shares, which represents 44.77% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Olivier Goudet may be deemed to be the beneficial owner of an aggregate of 2,119,590 Shares, 20,902 Shares of which are owned by Mr. Goudet’s spouse, which represents approximately 1.3% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report. Mr. Goudet has the sole power to vote or dispose, or direct the voting or disposition of, 2,098,688 Shares. Mr. Goudet disclaims beneficial ownership of the Shares owned by his spouse.

As of the date hereof, Peter Harf may be deemed to be the beneficial owner of 1,619,767 Shares, which represents approximately 1.0% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Joachim Creus beneficially owns 36,045 Shares, which represents less than 0.1% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Frank Engelen beneficially owns 16,419 Shares, which represents less than 0.1% of the issued and outstanding Shares as of November 2, 2021, as set forth in the Latest Periodic Report.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) Except as previously disclosed in this Schedule 13D and except for the Share Purchases disclosed in Item 4 herein or as set forth in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

The table below sets forth the transaction in Shares by JAB Indulgence in connection with the Share Purchases. The prices reported in the “Weighted Average Price Per Share” column reflect a weighted average price for the Shares purchased on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column. The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of Shares purchased at each separate price.

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Range of Prices (Inclusive)
11/29/2021	225,000	$15.4055	$15.0100 to $16.0000
11/30/2021	265,610	$14.2521	$13.9400 to $14.8800
11/30/2021	9,073	$15.0320	$14.9400 to $15.0900
12/1/2021	265,086	$13.3550	$13.0050 to $14.0000
12/1/2021	34,914	$14.2503	$14.0100 to $14.5500

 (d) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person, and no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 4 above, JAB Holdings entered into the Long Swap, which is attached hereto as Exhibit 6 and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Exhibit Name

6.	Long Swap, dated as of December 1, 2021, by and between JAB Holdings B.V. and BNP Paribas.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2021

JAB HOLDINGS B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB INDULGENCE B.V. By: JAB Holdings B.V., its Managing Director

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB HOLDING COMPANY S.À r.l.

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

JAB INVESTMENTS S.À R.L.

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Manager

By:	/s/ Philippe Chenu
Name:	Philippe Chenu
Title:	Manager
JOH. A. BENCKISER B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative